Exhibit 99.1

News Release

B2Gold Reports Strong Q2 2021 Results with

Continued Strong Total Gold Production of 211,612 oz, 5% Above Budget;

On Track to Meet or Exceed the Upper End of its Annual Production Guidance Range
of 970,000 to 1,030,000 oz

Vancouver, BC, August 4, 2021 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the second quarter and first half of 2021. The Company previously released its gold production and gold revenue results for the second quarter and first half of 2021. All dollar figures are in United States dollars unless otherwise indicated.

2021 Second Quarter Highlights

•	Total gold production of 211,612 ounces (including 14,232 ounces of attributable production from Calibre Mining Corp. (“Calibre”), well above budget by 5% (10,269 ounces), and consolidated gold production of 197,380 ounces from the Company’s three operating mines, well above budget by 5% (9,787 ounces)
•	Consolidated gold revenue of $363 million on sales of 200,071 ounces at an average price of $1,814 per ounce
•	Fekola’s mill throughput `was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020, following the successful completion of the Fekola mill expansion in September 2020
•	Total cash operating costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $664 per ounce produced and consolidated cash operating costs from the Company’s three operating mines of $649 per ounce produced, both approximately in-line with budget
•	Total all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $1,016 per ounce sold and consolidated AISC from the Company’s three operating mines of $1,011 per ounce sold, both below budget by 3%
•	Net income attributable to the shareholders of the Company of $68 million ($0.07 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $52 million ($0.05 per share)
•	B2Gold maintains a strong financial position and liquidity with cash and cash equivalents of $382 million as at June 30, 2021, and its $600 million Revolving Credit Facility remains fully undrawn and available

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2021 First Half Highlights

•	Total gold production of 432,256 ounces (including 29,233 ounces of attributable production from Calibre), well above budget by 7% (28,811 ounces), and consolidated gold production of 403,023 ounces from the Company’s three operating mines, well above budget by 7% (27,078 ounces)
•	Consolidated gold revenue of $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce
•	Total cash operating costs (including estimated attributable results for Calibre) of $636 per ounce produced and consolidated cash operating costs from the Company’s three operating mines of $615 per ounce produced, both below budget by 4%
•	Total AISC (including estimated attributable results for Calibre) of $974 per ounce sold, below budget by 8%, and consolidated AISC from the Company’s three operating mines of $965 per ounce sold, below budget by 9%
•	Net income attributable to the shareholders of the Company of $160 million ($0.15 per share); adjusted net income attributable to the shareholders of the Company of $149 million ($0.14 per share)
•	Construction of the Fekola solar plant now complete and 100% online; Fekola’s solar production to date indicates that the plant will exceed initial power production estimates
•	Selected as the recipient of five mining industry awards in the Philippines and Mali
•	For full-year 2021, B2Gold remains well positioned for continued strong operational and financial performance and is on track to meet or exceed the upper end of its total gold production forecast of between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre) with forecast total cash operating costs of between $500 - $540 per ounce and total AISC of between $870 - $910 per ounce
•	Based on current assumptions, including a gold price of $1,800 per ounce, the Company expects to generate cashflows from operating activities of approximately $630 million for the full-year 2021 (approximately $500 million of cashflows from operating activities are expected to be generated in the second half of 2021)

Second Quarter and First Half of 2021 Operational Results

Total gold production in the second quarter of 2021 was 211,612 ounces (including 14,232 ounces of attributable production from Calibre), well above budget by 5% (10,269 ounces), and consolidated gold production of 197,380 ounces from the Company’s three operating mines, well above budget by 5% (9,787 ounces).

The Fekola Mine in Mali continued its strong operational performance through the second quarter of 2021, producing 113,611 ounces of gold, 3% (3,611 ounces) above budget, as the Fekola processing facilities continued to outperform following the successful completion of the Fekola mill expansion in September 2020. In the second quarter of 2021, Fekola’s mill throughput was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020. The Masbate Mine in the Philippines also continued its strong operational performance with second quarter of 2021 gold production of 56,878 ounces, well above budget by 8% (4,390 ounces), as processed grade (8% above budget) and recoveries (10% above budget) both exceeded budget which more than offset lower than budgeted throughput (8% below budget). The Otjikoto Mine in Namibia performed well during the second quarter of 2021, producing 26,891 ounces of gold, well above budget by 7% (1,786 ounces), mainly due to higher than budgeted processed grade (5% above budget) as the grade of ore sourced from the medium grade stockpile was slightly higher than anticipated during the second quarter. As expected, compared to the second quarter of 2020, total gold production was lower by 12% (29,981 ounces) due to planned significant waste stripping campaigns at both the Fekola and Otjikoto mines, which were largely completed in the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits). Gold production is expected to significantly increase in the second half of 2021, when mining at Fekola reaches the higher-grade zones of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit.

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For the second quarter of 2021, total cash operating costs (including estimated attributable results for Calibre) were $664 per ounce produced ($675 per ounce sold) and consolidated cash operating costs from the Company’s three operating mines were $649 per ounce produced ($661 per ounce sold). Consolidated cash operating costs were approximately in-line with budget in the second quarter of 2021, as above budgeted gold production largely offset higher than budgeted realized fuel prices and processing costs. As expected, consolidated cash operating costs were higher in the second quarter of 2021 compared to $385 per ounce produced ($377 per ounce sold) in the second quarter of 2020, mainly due to the planned lower gold production and higher period stripping activities (described above). Total AISC (including estimated attributable results for Calibre) for the second quarter of 2021 were $1,016 per ounce sold (Q2 2020 - $712 per ounce sold) and consolidated AISC from the Company’s three operating mines were $1,011 per ounce sold (Q2 2020 - $714 per ounce sold). Consolidated AISC were $32 per ounce sold (3%) below budget in the second quarter of 2021, reflecting higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives and lower than budgeted sustaining capital expenditures partially offset by higher than budgeted royalties resulting from a higher average gold price realized than budgeted. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2021.

For the first half of 2021, total gold production was 432,256 ounces (including 29,233 ounces of attributable production from Calibre), well above budget by 7% (28,811 ounces), and 15% (74,199 ounces) lower than the first half of 2020 (for the same reasons outlined above). Consolidated gold production from the Company’s three operating mines was 403,023 ounces in the first half of 2021.

For the first half of 2021, total cash operating costs (including estimated attributable results for Calibre) were $636 per ounce produced ($628 per ounce sold) (first half of 2020 - $390 per ounce produced and $394 per ounce sold) and consolidated cash operating costs from the Company’s three operating mines were $615 per ounce produced ($606 per ounce sold) (first half of 2020 - $376 per ounce produced and $380 per ounce sold). Consolidated cash operating costs were $25 per ounce produced (4%) below budget in the first half of 2021, mainly attributable to higher than budgeted gold production. Total AISC (including estimated attributable results for Calibre) for the first half of 2021 were $974 per ounce sold (first half of 2020 - $717 per ounce sold) and consolidated AISC from the Company’s three operating mines were $965 per ounce sold (first half of 2020 - $705 per ounce sold). Consolidated AISC were $95 per ounce sold (9%) below budget in the first half of 2021, reflecting higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives and lower than budgeted sustaining capital expenditures partially offset by higher than budgeted royalties resulting from a higher average gold price realized than budgeted. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2021.

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For full-year 2021, the Company remains on track to meet or exceed the upper end of its total gold production forecast range of between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre) with total consolidated cash operating costs forecast to be between $500 - $540 per ounce and total consolidated AISC forecast to be between $870 - $910 per ounce. The Company’s 2021 production guidance does not currently include the potential upside to increase Fekola’s gold production in 2021 from the nearby Cardinal inferred resource area, where production is now expected to commence in the third quarter of 2021 and the higher than budgeted processing capacity realized to date at the expanded Fekola mill.

For full-year 2021, as budgeted, the Company’s consolidated gold production from its three operating mines is expected to be significantly weighted to the second half of 2021 due to the planned higher waste stripping campaigns at both the Fekola and Otjikoto mines which were largely completed in the first half of 2021. For the second half of 2021, consolidated gold production is expected to significantly increase over the first half of 2021 to between 555,000 - 585,000 ounces when mining reaches the higher grade portion of Phase 5 of the Fekola Pit and Phase 3 of the Wolfshag Pit. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to significantly improve to between $380 - $420 per ounce and consolidated AISC to between $745 - $785 per ounce during the second half of 2021.

Second Quarter and First Half of 2021 Financial Results

For the second quarter of 2021, consolidated gold revenue was $363 million on sales of 200,071 ounces at an average price of $1,814 per ounce, compared to $442 million on sales of 257,100 ounces at an average price of $1,719 per ounce in the second quarter of 2020. The decrease in gold revenue of 18% ($79 million) was 22% attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments), partially offset by a 4% impact from the increase in the average realized gold price.

As expected, cash flow used by operating activities was $8 million in the second quarter of 2021 compared to cash flow generated of $238 million in the second quarter of 2020. The decrease was in-line with budget and was mainly due to lower revenues of $80 million, higher production costs of $35 million and higher working capital outflows in the second quarter of 2021 for value-added and other tax receivables and current income and other taxes payables. Current income tax payments in the second quarter of 2021 included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million (including the $140 million related to 2020 outstanding tax liability obligations discussed above).

Net income for the second quarter of 2021 was $74 million compared to $138 million for the second quarter of 2020. Net income attributable to the shareholders of the Company was $68 million ($0.07 per share) compared to $124 million ($0.12 per share) for the second quarter of 2020. Adjusted net income attributable to the shareholders of the Company (see “Non-IFRS Measures”) was $52 million ($0.05 per share) compared to adjusted net income of $112 million ($0.11 per share) for the second quarter of 2020.

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For the first half of 2021, consolidated gold revenue was $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce compared to $822 million on sales of 496,600 ounces at an average price of $1,656 per ounce in the first half of 2020. The decrease in gold revenue of 12% ($97 million) was 19% attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments), partially offset by a 7% impact from the increase in the average realized gold price.

Cash flow provided by operating activities was $138 million in the first half of 2021 compared to $454 million in the first half of 2020. The decrease was mainly due to lower revenues of $97 million, higher production costs of $55 million and higher working capital outflows in the first half of 2021 for value-added and other tax receivables and current income and other taxes payables (including current income tax payments in the first half of 2021 of approximately $140 million relating to 2020 outstanding tax liability obligations).

For the first half of 2021, net income was $173 million compared to $221 million for the first half of 2020. Net income attributable to the shareholders of the Company was $160 million ($0.15 per share) compared to $197 million ($0.19 per share) for the first half of 2020. Adjusted net income attributable to the shareholders of the Company was $149 million ($0.14 per share) compared to adjusted net income of $207 million ($0.20 per share) for the first half of 2020.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2021, the Company had cash and cash equivalents of $382 million (December 31, 2020 - $480 million) and working capital of $558 million (December 31, 2020 - $465 million). In addition, the Company’s $600 million Revolving Credit Facility remains fully undrawn and available.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

In 2021, the Company expects to generate cashflows from operating activities of approximately $630 million, based on current assumptions including an average gold price of $1,800 per ounce. Approximately $500 million of this total is expected to be generated in the second half of 2021, when the Company starts mining from the higher-grade areas of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit.

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Operations

Mine-by-mine gold production in the second quarter and first half of 2021 (including the Company’s estimated 33% share of Calibre’s production) was as follows:

Mine	Q2 2021 Gold Production (ounces)	First-Half 2021 Gold Production (ounces)	First-Half 2021 Guidance Gold Production (ounces)	Second-Half 2021 Guidance Gold Production (ounces)	Full-year 2021 Guidance Gold Production (ounces)
Fekola	113,611	238,699	220,000 - 230,000	310,000 - 330,000	530,000 - 560,000
Masbate	56,878	114,391	100,000 - 105,000	100,000 - 105,000	200,000 - 210,000
Otjikoto	26,891	49,933	45,000 - 50,000	145,000 - 150,000	190,000 - 200,000
B2Gold Consolidated (1)	197,380	403,023	365,000 -385,000	555,000 - 585,000	920,000 - 970,000

Equity interest in Calibre (2)	14,232	29,233	25,000 - 30,000	25,000 - 30,000	50,000 - 60,000

Total	211,612	432,256	390,000 - 415,000	580,000 - 615,000	970,000 - 1,030,000

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - represents the Company’s approximate 33% indirect share of the operations of Calibre’s El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its 33% ownership interest in Calibre.

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Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the second quarter and first half of 2021 were as follows (presented on a 100% basis):

Mine	Q2 2021 Cash Operating Costs ($ per ounce produced)	First-Half 2021 Cash Operating Costs ($ per ounce produced)	First-Half 2021 Guidance Cash Operating Costs ($ per ounce produced)	Second-Half 2021 Guidance Cash Operating Costs ($ per ounce produced)	Full-year 2021 Guidance Cash Operating Costs ($ per ounce produced)
Fekola	$617	$557	$530 - $570	$315 - $355	$405 - $445
Masbate	$616	$612	$670 - $710	$630 - $670	$650 - $690
Otjikoto	$854	$893	$940 - $980	$330 - $370	$480 - $520
B2Gold Consolidated	$649	$615	$620 - $660	$380 - $420	$480 - $520

Equity interest in Calibre (1)	$864	$929	$920 - $1,020	$920 - $1,020	$920 - $1,020

Total	$664	$636	$640 - $680	$400 - $440	$500 - $540

(1)	Calibre’s 2021 forecast cash operating costs are assumed to be consistent throughout the second half of 2021.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the second quarter and first half of 2021 were as follows (presented on a 100% basis):

Mine	Q2 2021 Cash Operating Costs ($ per ounce sold)	First-Half 2021 Cash Operating Costs ($ per ounce sold)	First-Half 2021 Guidance Cash Operating Costs ($ per ounce sold)	Second-Half 2021 Guidance Cash Operating Costs ($ per ounce sold)	Full-year 2021 Guidance Cash Operating Costs ($ per ounce sold)
Fekola	$606	$541	$530 - $570	$315 - $355	$405 - $445
Masbate	$673	$627	$670 - $710	$630 - $670	$650 - $690
Otjikoto	$885	$853	$940 - $980	$330 - $370	$480 - $520
B2Gold Consolidated	$661	$606	$620 - $660	$380 - $420	$480 - $520

Equity interest in Calibre (1)	$861	$923	$920 - $1,020	$920 - $1,020	$920 - $1,020

Total	$675	$628	$640 - $680	$400 - $440	$500 - $540

(1)	Calibre’s 2021 forecast cash operating costs are assumed to be consistent throughout the second half of 2021.

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Mine-by-mine AISC (on a per ounce of gold sold basis) in the second quarter and first half of 2021 were as follows (presented on a 100% basis):

Mine	Q2 2021 AISC ($ per ounce sold)	First-Half 2021 AISC ($ per ounce sold)	First-Half 2021 Guidance AISC ($ per ounce sold)	Second-Half 2021 Guidance AISC ($ per ounce sold)	Full-year 2021 Guidance AISC ($ per ounce sold)
Fekola	$854	$811	$850 - $890	$670 - $710	$745 - $785
Masbate	$899	$860	$980 - $1,020	$940 - $980	$955 - $995
Otjikoto	$1,613	$1,542	$1,600 - $1,640	$580 - $620	$830 - $870
B2Gold Consolidated	$1,011	$965	$1,040 - $1,080	$745 - $785	$860 - $900

Equity interest in Calibre (1)	$1,082	$1,090	$1,040 - $1,140	$1,040 - $1,140	$1,040 - $1,140

Total	$1,016	$974	$1,040 - $1,080	$760 - $800	$870 - $910

(1)	Calibre’s 2021 forecast AISC are assumed to be consistent throughout the second half of 2021.

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its strong operational performance through the second quarter of 2021, producing 113,611 ounces of gold, 3% (3,611 ounces) above budget, as the Fekola processing facilities continued to outperform following the successful completion of the Fekola mill expansion in September 2020. In the second quarter of 2021, Fekola’s mill throughput was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020. The higher than budgeted mill throughput was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit, partially offset by mill feed grade which was 10% below budget in the second quarter of 2021, as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. As expected, compared to the second quarter of 2020, gold production was lower by 23% (33,813 ounces) as a result of the higher waste stripping and lower mined ore grades in the second quarter of 2021, as Phases 5 and 6 of the Fekola Pit were developed during the first half of 2021.

For the second quarter of 2021, mill feed grade was 1.65 grams per tonne (“g/t”) compared to budget of 1.84 g/t and 3.11 g/t in the second quarter of 2020; mill throughput was 2.29 million tonnes compared to budget of 1.98 million tonnes and 1.56 million tonnes in the second quarter of 2020; and gold recovery averaged 93.2% compared to budget of 94.0% and 94.8% in the second quarter of 2020. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model, and ore production is expected to significantly increase in the second half of 2021 when mining reaches the higher-grade zones of the Fekola Pit.

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The Fekola mill has the potential to sustain an annualized throughput rate which is higher than the original assumed mill expansion throughput rate of 7.5 million tonnes per annum (“Mtpa”). Mill processing trials conducted in the fourth quarter of 2020 demonstrated the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput and support the addition of saprolite ore tonnage in excess of the hard-rock capacity. Based on the positive results noted to date through to the second quarter of 2021, Fekola's annualized throughput rate is now expected to average 8.3 Mtpa for 2021 and average approximately 8.5 Mtpa (over the long-term), based on an ore blend including fresh rock and saprolite. For 2021 budgeting purposes, the Company assumed a throughput rate of 7.75 Mtpa.

Production planning for the nearby Cardinal inferred resource area, located within 500 metres of the current Fekola resource pit, is currently underway (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Grade control drilling at Cardinal was completed in the second quarter of 2021, and a 10,000-tonne bulk sample was mined and processed. Results indicate that the Cardinal material can be processed at Fekola. An Environmental and Social Impact Assessment has been completed and submitted to the Malian authorities. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal which is expected to commence in the third quarter of 2021.

For the second quarter of 2021, Fekola’s cash operating costs were $617 per ounce produced ($606 per ounce sold), above budget by $73 per ounce produced (13%), due to higher than budgeted processing costs (related to the unbudgeted mill throughput of low-grade stockpile material) and fuel prices, and increased operational waste (due to lower than budgeted strip ratios). In addition, camp and medical costs were also higher than budget as the Company continues to manage COVID-19 related risks and maintain safe operations. As expected, Fekola’s cash operating costs were higher in the second quarter of 2021 compared to $300 per ounce produced ($271 per ounce sold) in the second quarter of 2020, mainly due to the planned lower gold production and higher period stripping activities (as discussed above). Fekola’s AISC for the second quarter of 2021 were $854 per ounce sold (Q2 2020 - $562 per ounce sold), in-line with budget, as higher than budgeted realized gains on fuel derivatives, lower than budgeted sustaining capital expenditures (mainly due to lower than budgeted pre-stripping costs) and higher than budgeted gold ounces sold offset higher than budgeted cash operating costs as discussed above.

For the first half of 2021, the Fekola Mine produced 238,699 ounces of gold, well above budget by 5% (11,699 ounces), and 23% (72,736 ounces) lower than the first half of 2020 (for the reasons outlined above).

For the first half of 2021, Fekola’s cash operating costs were $557 per ounce produced ($541 per gold ounce sold), in-line with budget and higher than $274 per ounce produced ($278 per ounce sold) in the first half of 2020 (for the reasons outlined above). Fekola’s AISC for the first half of 2021 were $811 per ounce sold (first half of 2020 - $542 per ounce sold), well below budget by $61 per ounce sold (7%), as a result of higher than budgeted gold ounces sold, higher than budgeted realized gains on fuel derivatives, lower than budgeted sustaining capital expenditures (mainly due to lower than budgeted pre-stripping costs and mobile equipment rebuilds) and lower than budgeted community relations costs, partially offset by higher than budgeted royalties. The lower than budgeted sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.

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Capital expenditures in the second quarter of 2021 totaled $9 million, primarily consisting of $2 million for the solar plant, $2 million for pre-stripping, $1 million for mine infrastructure and $1 million for the development of Cardinal. Capital expenditures in the first half of 2021 totaled $26 million, primarily consisting of $8 million for the solar plant, $7 million for pre-stripping, $4 million for mine infrastructure and $2 million for the development of Cardinal.

For full-year 2021, the Fekola Mine remains on track to meet or exceed the upper end of its forecast production range of between 530,000 - 560,000 ounces of gold at cash operating costs of between $405 - $445 per ounce and AISC of between $745 - $785 per ounce. Additional mining from the Cardinal inferred resource area and the higher than budgeted processing capacity experienced to date at the Fekola mill (as discussed above) have the potential to increase Fekola's budgeted 2021 and longer-term gold production. No adjustment to Fekola’s 2021 guidance range has currently been made while the Company continues to evaluate the potential upside impact of these factors for the balance of 2021.

As a result of the planned higher waste stripping completed and lower mined ore grades realized in the first half of 2021 (as Phase 5 and 6 of the Fekola Pit were being developed), production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the second half of 2021, Fekola’s gold production is expected to increase significantly to between 310,000 - 330,000 ounces and cash operating costs are expected to significantly improve to between $315 - $355 per ounce and AISC to between $670 - $710 per ounce (based mainly on the weighting of the planned production and timing of higher waste stripping).

Fekola Solar Plant

Following the temporary suspension of the solar plant construction activities in April 2020 due to COVID-19 restrictions, and a fire in the solar storage yard in January 2021, construction of the Fekola solar plant is now complete. A small crew will remain on site until mid-August 2021 to ensure that all final commissioning tasks and warranty issues are properly executed. With the solar plant now 100% online, it is expected to reduce Fekola’s HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year. Solar production to date indicates that the plant will exceed initial power production estimates.

Menankoto Permit and Bantako North Permit

The Company, through its Malian subsidiary Menankoto SARL (“Menankoto”), is currently involved in a dispute with the Malian Government related to renewal of the Menankoto exploration permit (the “Menankoto Permit”) which forms part of the Anaconda Area and is located 20 km north of the Fekola Mine licence area. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Menankoto mining convention (the “Convention”) governed by the 2012 Malian Mining Code (“2012 Mining Code”), on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies.

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Notwithstanding the commencement of arbitration proceedings, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID- 19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government and local communities deal with the impact of the pandemic.

The operations at the Fekola Mine, which is situated on a separate mining license 20 kilometres from the Menankoto Permit and projected to produce 530,000 to 560,000 ounces of gold in 2021, continue normally and have not been impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area (wholly owned and in good standing) contains a significant portion of the Mamba deposit saprolite material and remains open. Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold’s 20% partner at the Fekola Mine.

The Company has conducted extensive exploration on the Menankoto deposit part of the Anaconda Area over the past seven years, with a considerable investment to date of approximately $27 million. The Company had planned a 2021 exploration budget for the Menankoto deposit of $8.3 million, out of a total Mali exploration budget of $26.4 million. B2Gold is one of the largest Canadian investors in Mali and the Fekola Mine is a flagship investment in the country’s mining sector.

Masbate Gold Mine - the Philippines

The Masbate Mine in the Philippines also continued its strong operational performance with second quarter of 2021 gold production of 56,878 ounces, well above budget by 8% (4,390 ounces), as processed grade (8% above budget) and recoveries (10% above budget) both exceeded budget which more than offset lower than budgeted throughput (8% below budget). Continuing the positive trend set in the first quarter of 2021, Masbate’s mill recoveries continued to outperform the recovery model. To improve Masbate’s gold recovery (and production) forecasts, a series of unbudgeted metallurgical test campaigns were performed in the second quarter of 2021, temporarily reducing Masbate’s throughput for the quarter. Processed grade was above budget, as ore mined from both the Main Vein and Montana pits in the second quarter produced higher tonnage and grade compared to the reserve model. In addition, the metallurgical test campaigns completed also contributed to the higher than budgeted processed grade in the quarter (as one test campaign involved high grade ore from the Main Vein Pit which was originally budgeted to have been blended through the course of the full year). Gold production in the second quarter of 2021 was higher by 17% (8,224 ounces), compared to the second quarter of 2020, mainly due to higher mined ore grades, as a result of mining through higher-grade zones of the Main Vein and Montana pits in the second quarter of 2021.

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For the second quarter of 2021, mill feed grade was 1.17 g/t compared to budget of 1.08 g/t and 0.94 g/t in the second quarter of 2020; mill throughput was 1.86 million tonnes compared to budget of 2.02 million tonnes and 1.99 million tonnes in the second quarter of 2020; and gold recovery averaged 81.5% compared to budget of 74.3% and 81.0% in the second quarter of 2020.

For the second quarter of 2021, Masbate’s cash operating costs were $616 per ounce produced ($673 per ounce sold), well below budget by $83 per ounce produced (12%), mainly attributable to higher than budgeted gold production, and comparable with the second quarter of 2020. Masbate’s AISC for the second quarter of 2021 were $899 per ounce sold, well below budget by $89 per ounce sold (9%), reflecting lower than budgeted cash operating costs, higher than budgeted gold ounces sold, higher than budgeted realized gains on fuel derivatives and lower than budgeted sustaining capital expenditures (mainly due to the timing of pre-stripping and mining-related capital expenditures). The lower than budgeted sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2021. Compared to the second quarter of 2020, Masbate’s AISC were significantly lower by $161 per ounce sold (15%), mainly attributable to higher gold production.

For the first half of 2021, the Masbate Mine produced 114,391 ounces of gold, well above budget by 11% (11,242 ounces), and 22% (20,865 ounces) higher than the first half of 2020 (mainly due to higher mined ore grades and higher recoveries as outlined above).

For the first half of 2021, Masbate’s cash operating costs were $612 per ounce produced ($627 per ounce sold), well below both budget by $82 per ounce produced (12%) and the first half of 2020 by $52 per ounce produced (8%). Masbate’s AISC for the first half of 2021 were $860 per ounce sold, significantly below both budget by $140 per ounce sold (14%) and the first half of 2020 by $121 per ounce sold (12%).

Capital expenditures in the second quarter of 2021 totaled $7 million, primarily consisting of $2 million for mobile equipment acquisition costs and rebuilds, $2 million for tailings storage facility projects and $1 million for pre-stripping. Capital expenditures in the first half of 2021 totaled $13 million, primarily consisting of $4 million for mobile equipment acquisition costs and rebuilds, $4 million for tailings storage facility projects and $2 million for pre-stripping.

For full-year 2021, the Masbate Mine remains on track to produce between 200,000 - 210,000 ounces of gold at cash operating costs of between $650 - $690 per ounce and AISC of between $955 - $995 per ounce. Masbate’s gold production is scheduled to be relatively consistent throughout each of the remaining quarters of 2021.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia performed well during the second quarter of 2021, producing 26,891 ounces of gold, well above budget by 7% (1,786 ounces), mainly due to higher than budgeted processed grade (5% above budget) as the grade of ore sourced from the medium grade stockpile was slightly higher than anticipated during the second quarter. As expected, compared to the second quarter of 2020, gold production was significantly lower by 38% (16,605 ounces), as processed ore was primarily sourced from existing stockpiles while significant waste stripping operations continue at both the Wolfshag and Otjikoto pits. Mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model, and ore production is forecast to significantly increase in the second half of 2021 when mining reaches the higher-grade zone at the base of the Wolfshag Pit.

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For the second quarter of 2021, mill feed grade was 0.99 g/t compared to budget of 0.94 g/t and 1.58 g/t in the second quarter of 2020; mill throughput was 0.86 million tonnes compared to budget of 0.85 million tonnes and 0.87 million tonnes in the second quarter of 2020; and gold recovery averaged 97.8% compared to budget of 97.6% and 98.6% in the second quarter of 2020.

For the second quarter of 2021, Otjikoto’s cash operating costs were $854 per ounce produced ($885 per ounce sold), well below budget by $81 per ounce produced (9%), mainly attributable to higher than budgeted gold production and capitalized pre-stripping costs, offsetting higher than budgeted realized fuel prices and a stronger than budgeted Namibian dollar. As expected, Otjikoto’s cash operating costs were higher in the second quarter of 2021 compared to $421 per ounce produced ($418 per ounce sold) in the second quarter of 2020, mainly as a result of the planned lower gold production (as discussed above). Otjikoto’s AISC for the second quarter of 2021were $1,613 per ounce sold (Q2 2020 - $757 per ounce sold), above budget by $67 per ounce sold (4%), mainly due to higher than budgeted sustaining capital expenditures (due to higher than budgeted pre-stripping).

For the first half of 2021, the Otjikoto Mine produced 49,933 ounces of gold, well above budget by 9% (4,137 ounces), and 41% (35,312 ounces) lower than the first half of 2020 (for the reasons outlined above).

For the first half of 2021, Otjikoto’s cash operating costs were $893 per ounce produced ($853 per gold ounce sold), well below budget by $69 per ounce produced (7%) and higher than the first half of 2020 of $431 per ounce produced ($417 per ounce sold) (for the reasons outlined above). Otjikoto’s AISC for the first half of 2021 were $1,542 per ounce sold (first half of 2020 - $801 per ounce sold), well below budget by $82 per ounce sold (5%), as a result of the lower than budgeted cash operating costs and higher than budgeted gold ounces sold, partially offset by higher than budgeted sustaining capital costs (due to higher than budgeted pre-stripping and equipment rebuilds). The higher than budgeted pre-stripping costs of $5 million for the first half of 2021 are expected to be a permanent variance.

Capital expenditures for the second quarter of 2021 totaled $21 million, primarily consisting of $12 million for pre-stripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits, $2 million for mobile equipment rebuilds and replacements, $5 million for Wolfshag underground development and $1 million for the national power grid connection line. Capital expenditures for the first half of 2021 totaled $40 million, primarily consisting of $23 million for pre-stripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits, $5 million for mobile equipment rebuilds and replacements, $10 million for Wolfshag underground development and $2 million for the national power grid connection line.

Development of the Wolfshag underground mine continues to progress on schedule. Development of the primary underground ramp commenced and continued through the first half of 2021 following the completion of the development of the portal in the fourth quarter of 2020, with stope ore production expected to commence in early 2022, in-line with original estimates. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

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For full-year 2021, the Otjikoto Mine remains on track to produce between 190,000 - 200,000 ounces of gold, as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are forecast to be between $480 - $520 per ounce and AISC to be between $830 - $870 per ounce.

Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, with material ore production starting early in the third quarter of 2021 following the waste stripping campaign. As a result of the timing of this high-grade ore mining, Otjikoto’s gold production is expected to increase significantly in the second half of 2021 to between 145,000 - 150,000 ounces. Based mainly on the weighting of the planned production and timing of higher waste stripping, Otjikoto’s cash operating costs are expected to significantly improve to between $330 - $370 per ounce and AISC to between $580 - $620 per ounce during the second half of 2021.

On average, Otjikoto’s higher 2021 gold production level of between 190,000 - 200,000 ounces is expected to continue through to 2024, with production from Wolfshag underground expected to commence in early 2022 to supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

2021 Development

Gramalote Project (B2Gold - 50%/AngloGold Ashanti Limited - 50%) - Colombia

The Gramalote Project, owned 50% B2Gold/50% AngloGold Ashanti Limited (“AngloGold”) is located in central Colombia, northeast of Medellin, in the Province of Antioquia.

Following a review of Gramalote’s feasibility study work to date, B2Gold believes that there is strong potential to improve the economics of the project (economic highlights were previously released on May 4, 2021 based on the feasibility study work to date), which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit (as applied in the Gramalote Preliminary Economic Assessment in January 2020 and historical AngloGold studies) and further optimizing project design. Review of the updated Gramalote Ridge Mineral Resource also shows that further value can be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit, with at least 25,000 metres of drilling planned and progressing in 2021 and a mineral resource update expected in early 2022. In addition, drilling is being carried out in the Trinidad deposit and drilling is planned in the Monjas West zone later in 2021.

The Gramalote Project team is advancing work on different project optimization opportunities to potentially reduce capital and operating costs, as well as improve operability and sustainability of the Project. Those activities include road optimization and layout, pit design and phasing, blast design optimization, river deviation changes, improved infrastructure layout, and further optimization of plant design. As noted, optimization efforts also include continuing exploration drilling at the Gramalote deposit with additional drilling and the Trinidad deposit and Monjas West zone, continuing to implement the Resettlement Action Plan, advancing the purchase of key properties required for project development, entering into a development agreement with a power company to commence studies to bring power to the Gramalote mill site, continuing the process of formalization and removal of artisanal miners to outside of the industrial area, and completing environmental and social studies necessary to support any potential permit modifications that are identified as part of the optimization process.

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As the evaluation of the different optimization opportunities advances, B2Gold is reviewing what changes in the design could require minor and major permit amendments of the approved Environmental and Social Impact Assessment (ESIA). The supporting environmental and social studies continue to move forward as planned. B2Gold expects that any minor or major permit amendments required could potentially impact the development timeline and delivery of the final feasibility study for the Gramalote Project which is now expected in the second quarter of 2022. Completion of the feasibility study has been pushed out from the first quarter to the second quarter of 2022 as a result of an increase in planned drilling and the impact of ongoing COVID-19 restrictions. B2Gold and AngloGold recently agreed to a revised 2021 feasibility study budget (subject to final Joint Venture committee approval) of $69 million and are reviewing an additional budget of $17 million for the first quarter of 2022 to complete the final feasibility study and updated Mineral Resource estimate. The revised 2021 budget represents an increase of $17 million (Company's share $8.5 million) over the initial announced 2021 Gramalote Project budget of $52 million. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date expected mid-2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

The Gramalote Project continues advancing the resettlement programs, the coexistence and formalization programs for artisanal miners, the removal of miners to outside of the industrial area, continues to work with government and local communities on social programs, advances the purchase of key properties required for project development and is closing a development agreement with a power company to commence studies to bring power to the Gramalote mill site. The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities.

Kiaka Development Project - Burkina Faso

The Company continues to review optimization opportunities for the Kiaka Project in Burkina Faso. Several areas which have the potential to reduce capital costs are being evaluated, including a simplified recovery process, alternative methods of tailing disposal, mine fleet alternatives, reduction in project infrastructure and the use of more local contractors. The Company anticipates that this work will be completed by the end of the third quarter of 2021. The Company remains committed to finding the best means of maximizing the value of the Kiaka Project for its shareholders. The 2021 budget for the Kiaka Project is $5.4 million.

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Summary and Outlook

The Company is pleased with its second quarter and first half of 2021 production results. Based on a strong first half of 2021 and above budget gold production, the Company remains on track to meet or exceed the upper end of its total gold production forecast range for 2021 of between 970,000 and 1,030,000 ounces (including 50,000 and 60,000 attributable ounces projected from Calibre) with total consolidated cash operating costs of between $500 and $540 per ounce and total consolidated all-in sustaining costs of between $870 and $910 per ounce.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

The Company also continues to advance its pipeline of development projects. Work continues on the Gramalote Project and based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project and has recently agreed a revised 2021 budget (subject to final Joint Venture committee approval) with its 50% joint venture partner, AngloGold, to advance the scope of planned feasibility study work. This includes revisiting the original Gramalote Project design parameters included in the existing mining permit, further optimizing project design and additional drilling of the inferred portion of the Gramalote Mineral Resource and further drilling of the Monjas West and Trinidad zones. Completion of the Gramalote feasibility study has been pushed out from the first quarter to the second quarter of 2022 as a result of an increase in planned drilling and the impact of ongoing COVID-19 restrictions. The Company continues to look at optimization opportunities for the Kiaka Project in Burkina Faso. The Company now expects that this work will be completed by the end of the third quarter of 2021. The Company remains committed to finding the best means of maximizing the value of the Kiaka Project for its shareholders.

Following a very successful year for exploration in 2020, B2Gold is conducting an aggressive exploration campaign in 2021 with a budget of approximately $66 million (excluding the Gramalote Project). Exploration is focused predominantly in Mali, other operating mine sites in Namibia and the Philippines and grassroots exploration programs around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including several new regions.

Notwithstanding the commencement of arbitration proceedings in Mali with respect to the renewal of the Menankoto Exploration Permit, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID-19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government and local communities to deal with the impact of the pandemic. We believe that continued exploration success in Mali has the potential to deliver significant production upside in both the near term and over the longer term.

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The operations at the Fekola Mine, which is situated on a separate mining license 20 kilometres from the Menankoto Permit and projected to produce 530,000 to 560,000 ounces of gold in 2021, continue normally and have not been impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area (wholly owned and in good standing) contains a significant portion of the Mamba deposit saprolite material and remains open). Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold’s 20% partner at the Fekola Mine.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate acquisition opportunities and continue to return capital to our shareholders with a substantial dividend.

Second Quarter 2021 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, August 5, 2021, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (778) 383-7413 (Vancouver), +1 (416) 764-8659 (Toronto) or +1 (888) 664-6392 (toll free) prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or +1 (888) 390-0541 (toll free) (passcode 215816 #).

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the the scientific and technical information related to operations matters contained in this news release.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

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The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $630 million in 2021, $500 million of which are expected to be generated in the second half of 2021; remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and AISC of between $870 and $910 per ounce; the Fekola mill being expected to run at an annualized throughput rate of 8.3 Mtpa for 2021 and average approximately 8.5 Mtpa (over the long-term); the Bantako North permit area providing saprolite material for 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan; production expected to commence from the Cardinal area in the third quarter of 2021; the completion of the updated Kiaka feasibility study, including the timing and the results thereof; the results of the feasibility work completed to date on the Gramalote Project, including the economic analysis, and the Company's belief regarding the potential for a more robust project and further optimization; the delivery of a final feasibility study for the Gramalote Project in the second quarter of 2022, and the results thereof; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; Otjikoto’s higher gold production level of between 190,000 - 200,000 ounces being expected to continue through to 2024; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

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B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

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B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Gold revenue	$362,990	$441,939	$725,292	$822,237

Cost of sales
Production costs	(132,293)	(96,987)	(243,925)	(188,543)
Depreciation and depletion	(77,809)	(75,582)	(144,536)	(146,194)
Royalties and production taxes	(24,671)	(31,234)	(51,197)	(56,965)
Total cost of sales	(234,773)	(203,803)	(439,658)	(391,702)

Gross profit	128,217	238,136	285,634	430,535

General and administrative	(10,518)	(8,062)	(20,616)	(18,250)
Share-based payments	(8,673)	(7,440)	(9,839)	(11,087)
Community relations	(733)	(492)	(1,314)	(4,226)
Foreign exchange losses	(4,534)	(3,101)	(1,040)	(4,333)
Share of net income (loss) of associate	4,281	(3,765)	9,347	2,635
Other	547	(3,855)	(3,409)	(4,428)
Operating income	108,587	211,421	258,763	390,846

Interest and financing expense	(3,049)	(5,051)	(5,945)	(9,568)
Gains (losses) on derivative instruments	9,491	3,430	17,540	(11,412)
Other	454	1,108	116	929
Income from operations before taxes	115,483	210,908	270,474	370,795

Current income tax, withholding and other taxes	(50,470)	(82,229)	(91,596)	(145,699)
Deferred income tax recovery (expense)	8,969	9,282	(6,064)	(4,127)
Net income for the period	$73,982	$137,961	$172,814	$220,969

Attributable to:
Shareholders of the Company	$68,457	$124,446	$160,012	$196,733
Non-controlling interests	5,525	13,515	12,802	24,236
Net income for the period	$73,982	$137,961	$172,814	$220,969

Earnings per share (attributable to shareholders of the Company)
Basic	$0.07	$0.12	$0.15	$0.19
Diluted	$0.06	$0.12	$0.15	$0.19

Weighted average number of common shares outstanding (in thousands)
Basic	1,053,054	1,040,661	1,052,303	1,037,847
Diluted	1,063,900	1,058,388	1,063,542	1,053,696

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30

(Expressed in thousands of United States dollars)

(Unaudited)

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Operating activities
Net income for the period	$73,982	$137,961	$172,814	$220,969
Mine restoration provisions settled	—	(19)	—	(208)
Non-cash charges, net	67,847	74,891	143,046	179,420
Changes in non-cash working capital	(146,112)	28,558	(170,978)	60,301
Changes in long-term value added tax receivables	(4,033)	(3,302)	(7,344)	(6,180)
Cash (used) provided by operating activities	(8,316)	238,089	137,538	454,302

Financing activities
Revolving credit facility drawdowns	—	250,000	—	250,000
Repayment of revolving credit facility	—	—	—	(25,000)
Repayment of equipment loan facilities	(7,343)	(4,937)	(14,570)	(15,733)
Interest and commitment fees paid	(822)	(4,128)	(1,733)	(7,904)
Cash proceeds from stock option exercises	1,082	11,121	1,834	27,465
Dividends paid	(41,893)	—	(83,965)	(10,368)
Principal payments on lease arrangements	(693)	(816)	(1,428)	(1,645)
Distributions to non-controlling interests	(7,234)	—	(9,234)	—
Restricted cash movement	388	174	499	2,278
Cash (used) provided by financing activities	(56,515)	251,414	(108,597)	219,093

Investing activities
Expenditures on mining interests:
Fekola Mine	(8,721)	(52,340)	(26,117)	(126,473)
Masbate Mine	(6,778)	(4,529)	(13,342)	(9,290)
Otjikoto Mine	(21,091)	(10,920)	(39,966)	(22,652)
Gramalote Project	(4,002)	(446)	(7,469)	(13,124)
Other exploration and development	(15,253)	(11,883)	(25,424)	(21,247)
Purchase of common shares of associate	(5,945)	—	(5,945)	—
Funding of reclamation accounts	(2,178)	—	(3,499)	—
Non-refundable deposit received on Toega Property	—	9,000	—	9,000
Other	(1,990)	1,109	(3,523)	1,092
Cash used by investing activities	(65,958)	(70,009)	(125,285)	(182,694)

(Decrease) increase in cash and cash equivalents	(130,789)	419,494	(96,344)	490,701

Effect of exchange rate changes on cash and cash equivalents	362	236	(1,200)	(3,628)
Cash and cash equivalents, beginning of period	512,568	207,939	479,685	140,596
Cash and cash equivalents, end of period	$382,141	$627,669	$382,141	$627,669

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at June 30, 2021	As at December 31, 2020
Assets
Current
Cash and cash equivalents	$382,141	$479,685
Accounts receivable, prepaids and other	43,439	21,306
Value-added and other tax receivables	35,593	11,797
Inventories	269,668	238,055
Assets classified as held for sale	11,855	11,855
	742,696	762,698

Value-added tax receivables	38,489	35,383
Mining interests
Owned by subsidiaries and joint operations	2,326,024	2,387,020
Investments in associates	96,268	76,235
Other assets	82,639	76,496
Deferred income taxes	10,135	24,547
	$3,296,251	$3,362,379
Liabilities
Current
Accounts payable and accrued liabilities	$74,934	$89,062
Current income and other taxes payable	45,048	154,709
Current portion of long-term debt	31,632	34,111
Other current liabilities	21,451	8,211
	173,065	286,093

Long-term debt	61,892	75,911
Mine restoration provisions	95,802	104,282
Deferred income taxes	212,555	220,903
Employee benefits obligation	7,184	5,874
Other long-term liabilities	7,183	8,726
	557,681	701,789
Equity
Shareholders’ equity
Share capital
Issued: 1,054,090,730 common shares (Dec 31, 2020 - 1,051,138,175)	2,414,988	2,407,734
Contributed surplus	56,286	48,472
Accumulated other comprehensive loss	(139,172)	(138,533)
Retained earnings	330,513	254,343
	2,662,615	2,572,016
Non-controlling interests	75,955	88,574
	2,738,570	2,660,590
	$3,296,251	$3,362,379